Mail Stop 3561

January 25, 2007

Via Fax & U.S. Mail

Mr. Luo Weide
 Chief Financial Officer
CHINA EASTERN AIRLINES CORPORATION LIMITED
2550 Hong Qiao Road
Hong Qiao International Airport
Shanghai 200335
The People's Republic of China

  Re: China Eastern Airlines Corporation Limited
     Form 20-F for the year ended December 31, 2005
     File No. 1-14550

Dear Mr. Luo:

  We have completed our review of your Form 20-F and have no further comments at this time.

       Sincerely,

       David R. Humphrey
       Branch Chief